(858) 458-3031

teriobrien@paulhastings.com

June 7, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Kratos Defense & Security Solutions, Inc. - Registration Statement on Form S-4

Ladies and Gentlemen:

We are providing you with this letter on behalf of Kratos Defense & Security Solutions, Inc. (the “Company”) and the subsidiary guarantors (the “Subsidiary Guarantors”) referred to in the Registration Statement on Form S-4 (the “Registration Statement”) for the registration under the Securities Act of 1933 (the “Securities Act”) of $285,000,000 aggregate principal amount of the Company’s 10% Senior Secured Notes due 2017 (the “New Notes”) and the related guarantees thereof by the Subsidiary Guarantors (the “New Guarantees”) issuable in exchange for (the “Exchange Offer”) the Company’s existing 10% Senior Secured Notes due 2017 (the “Original Notes”) and related guarantees thereof by the Subsidiary Guarantors (the “Original Guarantees”), which were offered and sold in a transaction exempt from registration under the Securities Act.

We have been advised by the Company and the Subsidiary Guarantors that (i) the Company is registering the New Notes and the Subsidiary Guarantors are registering the New Guarantees in reliance on the Staff positions enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993), (ii) none of the Company, the Subsidiary Guarantors nor any of their affiliates has entered into any agreement or understanding with any person to distribute the New Notes and the New Guarantees and (iii) to the best of the Company’s and each Subsidiary Guarantor’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes and the New Guarantees in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes and the New Guarantees to be received in the Exchange Offer.  In this regard, we have been advised by the Company and the Subsidiary Guarantors that they will make each person participating in the Exchange Offer aware (through the Prospectus included in the Registration Statement (the “Prospectus”)) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes and the New Guarantees to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company and the Subsidiary Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.  We have also been advised by the Company and the Subsidiary Guarantors that they (i) will make each person participating in the Exchange Offer aware (through the Prospectus) that any broker-dealer who holds Original Notes and Original Guarantees acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes and New Guarantees in exchange for such Original Notes and Original Guarantees pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes and New Guarantees held by the broker-dealer), in connection with any resale of such New Notes and New Guarantees and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Original Notes and Original Guarantees acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes and New Guarantees received in respect of such Original Notes and Original Guarantees pursuant to the Exchange Offer.  The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please direct any questions or comments regarding the foregoing to the undersigned at (858) 458-3031.

Sincerely,

/s/ Teri E. O’Brien
Teri E. O’Brien
of Paul, Hastings, Janofsky & Walker LLP